Exhibit 99.2

Western Wind Energy Corp.
Management Discussion and Analysis
For the three months ended March 31, 2012

May 30, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed interim consolidated financial statements of Western Wind Energy Corp. (“Western Wind” or “us” or “we” or “our” or the “Company”) as at and for the three months ended March 31, 2012 (the “financial statements”). All amounts are expressed in United States dollars unless otherwise stated. References to notes are with reference to the condensed interim consolidated financial statements.

RECENT DEVELOPMENTS

  For the three months ended March 31, 2012, the Company’s generating facilities produced record operating revenues of $4,883,077 (March 31, 2011 - $511,350).

  Adjusted earnings before interest, income taxes, depreciation and amortization, and other expenses or income (“Adjusted EBITDA”1 ) increased by 358% to $2,313,343 ($0.04 per share1 ) for the three months ended March 31, 2012, compared to $(896,134) (negative $0.02 per share) for the same period in 2011.

  Adjusted earnings before interest, income taxes, depreciation and amortization, other expenses or income, and project development (“Adjusted Operational EBITDA”1 ) increased by 608% to $2,697,797 ($0.05 per share1 ) for the three months ended March 31, 2012, compared to $(531,736) (negative $0.01 per share) for the same period in 2011.

  On March 12, 2012, the Company’s 120MW Windstar wind energy project became commercially operational. For the three months ended March 31, 2012, Windstar sales and production were lower than anticipated, as a result of construction delays, which deferred our commercial operations date to March 12, 2012 for the entire 120MW project, in conjunction with unforeseen transmission line outages, due to infrastructure maintenance, outside of the Company’s control. As of the date of this report, management has been closely tracking our operations and production from the Windstar generating facility, and is expecting full production and availability from our 120MW project in the quarter ending June 30, 2012.

  On March 22, 2012, we submitted our Windstar Generating Facility cash grant application to the U.S. Department of the Treasury. The cash grant will be from a U.S. Federal Government program to encourage renewable energy development through a 30% cash grant in lieu of tax credits, paid by the U.S. Department of Energy, and is part of the American Recovery Re-Investment Act ("ARRA"). We submitted $301,855,689 of eligible costs for an estimated cash grant of $90,556,707, which is subject to review and approval by the Department of Treasury. In accordance with the program guidance, applications are to be reviewed and payments made within 60 days from the later of the date of complete application or the date the property is placed in service in accordance with the program guidance.

  On April 30, 2012, term conversion of the Windstar Senior Secured Notes occurred. In accordance with the Note Purchase Agreement, all Series A, B and C notes were exchanged for Series D notes, with interest payable quarterly at a rate of 7.19% per annum. Repayments of interest and principal will begin on July 31, 2012.

  On May 15, 2012, the Company executed a term sheet with Champlin/GEI Wind Holdings to acquire the rights and title to 4,000MW of wind energy development projects, with near term projects in Hawaii and Utah. Additional large projects are in California and throughout the US, in markets with renewable portfolio standards and power purchase agreement (“PPA”) pricing. The cost of the acquisition is $20,000,000, payable by the issuance of 8 million common shares at a deemed value of US$2.50 per share. The term sheet will be subject to completion of due diligence, formal documentation, board approvals, and approval of the TSX and the applicable securities regulatory agencies including applicable escrow provisions.

1 Refer to “Non-GAAP Performance Measures” section of this MD&A.

Page | 1

BUSINESS OVERVIEW
Western Wind Energy is a vertically integrated renewable energy production company that currently owns wind and solar generation facilities with 165MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. and Canada. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the Toronto Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF".

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

OVERVIEW OF PROJECTS

			Production to be Sold		PPA	Land /Lease
Project	Tech	Location	Capacity	Price	Counterparty	Term
Operational
Windstar	W	Tehachapi, California	120MW	Fixed Price	SCE	Company Owned
Mesa	W	San Gorgonio, California	30MW	Fixed Price*	SDG&E*	Sept. 22, 2037
Kingman	W+S	Kingman, Arizona	10.5MW	Fixed Price	UNS	Company Owned
Windridge	W	Tehachapi, California	4.5MW	SRAC	SCE	Company Owned
Under Construction
Yabucoa	S	Yabucoa, Puerto Rico	30MW	Fixed Price	PREPA	Aug. 17, 2050
Early Stage
Mesa II	W	San Gorgonio, California	TBD	TBD	TBD	Sept. 22, 2037
Ontario	W	Ontario	TBD	TBD	TBD	Option to Lease
Windswept	W	Kern County, California	TBD	TBD	TBD	Company Owned and Leased
Snowflake	W	Navajo, Arizona	TBD	TBD	TBD	Feb. 22, 2041

Where W – Refers to Wind Resource,S – Refers to Solar Resource and TBD – Refers to To Be Determined
* SDG&E fixed price contract executed on November 2, 2011 – conditions precedent before effective, see Mesa operations discussion below.

Operations

Windstar Generating Facility – 120MW

	Three Months Ended March 31
	2012	2011
Operating revenues from generating facility	$3,489,610	-

The Windstar Generating Facility is a 120MW wind generating facility on 1,850 acres of land owned by the Company in Tehachapi, California. The Windstar project began initial operations on January 27, 2012, and the 120MW wind farm was commercially operational by March 12, 2012. The assets include sixty (60) Gamesa G80 and G87 2-MW wind turbine generators, a collection system, a substation, roads, interconnection facilities, a maintenance building, and a fixed price PPA with Southern California Edison (“SCE”), which expires on January 28, 2032.

During the quarter ended March 31, 2012, Windstar sales and production were lower than anticipated, as a result of construction delays, which deferred our commercial operations date to March 12, 2012 for the entire 120MW project, in conjunction with unforeseen transmission line outages, due to infrastructural maintenance, outside of the Company’s control. As of the date of this report, management has been closely tracking our operations and production from the Windstar generating facility, and is expecting full production and availability from our 120MW project in the quarter ending June 30, 2012.

On March 22, 2012, we submitted our Windstar Generating Facility cash grant application to the U.S. Department of the Treasury. The cash grant will be from a U.S. Federal Government program to encourage renewable energy development through a 30% cash grant in lieu of tax credits, paid by the U.S. Department of Energy, and is part of the ARRA. We submitted $301,855,689 of eligible costs for an estimated cash grant of $90,556,707, which is subject to review and approval by the Department of Treasury. In accordance with the program guidance, applications are to be reviewed and payments made within 60 days from the later of the date of complete application or the date the property is placed in service in accordance with the program guidance.

Page | 2

In December 2010, the Company signed a $204.5 million Senior Secured Note Purchase Agreement with various institutional lenders and a letter of credit financing agreement with Rabobank for up to $55 million to finance the Windstar project. The notes are secured by a first lien on all the project assets and the line of credit provided through the financi ng agreement is secured by a first lien on the proceeds of the 30% cash grant from the U.S. Treasury Department and a second lien on all the assets of the Windstar project. The $55 million credit agreement with Rabobank will be paid upon receipt of the U.S. Treasury cash grant.

The Company has entered into $15,488,574 of deferred financing with one of its project vendors. The Company has until the earlier of the receipt of the U.S. Department of Energy cash grant or 90 days after the initial operations date to repay the deferred financing balance, at which time the full balance will begin to accrue interest at 10% per annum, until repaid.

Throughout the construction period, the Company capitalized a total of $268,343,885 in power project development and construction costs. These costs were then transferred to inventory, intangible assets, and property and equipment upon commencement of commercial operations.

Mesa Generating Facility – 30MW

	Three Months Ended March 31
	2012	2011
Energy production (MWh)	10,567	12,467
Price/MWh (US$)	$ 27.99	$ 38.83
Energy sales	$295,735	$483,455
As available capacity payments	$11,482	$13,388
Operating revenues from generating facility	$307,217	$496,843

The Company’s 30MW Mesa wind generating facility is located in the San Gorgonio Pass near Palm Springs, California. The assets include a right-of-way (“ROW”) on 440 acres of land owned by the Bureau of Land Management (“BLM”), a PPA with SCE, 460 wind turbines, a collection system, a substation, roads and a maintenance building.

Of the original 460 65-kW Vestas V15 turbines, approximately 410 turbines are still operational. All operations and maintenance are subcontracted out to Green Energy Maintenance Corp. (“GEM”, formerly Airstreams Maintenance Corporation), an independent company that has extensive experience in operating and maintaining generating facilities and overhauling wind turbines.

On November 2, 2011, the Company executed a new fixed price PPA with San Diego Gas & Electric (SDG&E) for its 30MW Mesa wind generation facility. Effective April 8, 2012, the existing PPA with SCE was terminated and energy sales commenced with SDG&E on April 9, 2012.

For the three months ended March 31, 2012, total operating sales from the Mesa generating facility decreased by 38% to $307,217, compared to total operating sales of $496,843 for the comparative period. This decrease in revenues can largely be attributed to a 28% decline in SRAC prices to $27.99/MWh compared to $38.33/MWh a year ago. In addition, lower year-over-year winds caused a 15% decline in generation to 10,567MWh (March 31, 2011 – 12,467MWh). With the SDG&E fixed price PPA becoming effective April 9, 2012, the Company has eliminated the pricing risk associated with SRAC-based variable-priced PPAs, and is anticipating much better operating results from the Mesa generating facility for the second quarter of 2012, coupled with the fact that the summer months are the higher wind season in California.

Kingman Generating Facility – 10.5MW

	Three Months Ended March 31
	2012	2011
Operating revenues from generating facility	$1,077,883	-

The Company’s Kingman Generating Facility is a 10.5MW fully integrated combined wind and solar energy generation facility on 1,110 acres of land owned by Western Wind in Kingman, Arizona. The Kingman project began initial operations on September 24, 2011. The assets include five (5) Gamesa turbines, a collection system, a substation, roads, interconnection facilities, a maintenance building, and a fixed price PPA with UNS Electric, Inc., a subsidiary of Unisource Energy Corporation of Arizona (“UNS”), which expires on September 24, 2031.

Page | 3

For the three months ended March 31, 2012, total operating sales and production exceeded our expectations due to robust wind conditions during the high wind season in Kingman, Arizona.

On December 21, 2011, the Kingman Generating Facility cash grant application to the U.S. Department of the Treasury was approved, and we received proceeds of $9,324,382 on December 24, 2011. The cash grant is from a U.S. federal government program designed to encourage renewable energy development through a 30% cash grant in lieu of tax credits paid by the U.S. Department of Energy and is part of the ARRA.

On December 23, 2011, our construction loan facility was converted to a $16 million term loan. Prior to conversion, interest was paid at a rate per annum equal to the adjusted Eurodollar rate in effect and the applicable margin of 3.25%. As of the date of conversion, the applicable margin with respect of the base rate and Eurodollar loans will increase by 0.25% on each three-year anniversary of the conversion date until the final maturity date. The maturity date of the term loan is seven years from the conversion date and the loan will be amortized over 18 years.

Kingman’s funds from operations are held in restricted escrow accounts. On a monthly basis, we apply for funds to be released from the escrow accounts to pay for specified operating costs and debt service payments.

Windridge Generating Facility – 4.5MW

	Three Months Ended March 31
	2012	2011
Energy production (MWh)	293	350
SRAC Price/MWh (US$)	$ 27.20	$ 41.08
Energy sales	$7,969	$14,122
As available capacity payments	$398	$385
Operating revenues from generating facility	$8,367	$14,507

The 4.5MW Windridge wind generating facility is located on 191 acres owned by the Company in Tehachapi, California. The assets include 43 Windmatic turbines, a substation, a collection system, and a PPA with SCE, which expires on December 7, 2014, to deliver the output from 4.5MW of capacity.

The Company has a Standard Offer Power Purchase and Interconnection Agreement with SCE that will expire on December 7, 2014 to sell electricity on an “as available” basis at SCE’s SRAC price.

Western Wind was exploring options to increase the generating capacity and accordingly submitted a plan to the U.S. Federal Aviation Administration (“FAA”) in 2008 for seven new turbine sites to replace the existing turbines. The FAA is responsible for protecting the national airspace and reviews proposed obstructions, such as communications towers, wind turbines, airport flight patterns, etc., to that airspace that exceed the stated maximum height limits to determine whether the proposed obstruction will be a hazard to existing uses of the airspace. In October 2008, the FAA issued a notice stating that the seven new proposed turbines exceeded the maximum height limit for that area and would be a hazard to existing uses so the Company’s Windridge expansion plans have been temporarily suspended.

The facility is currently operating below its rated capacity; however, management believes that the Company may be able to repower the Windridge facility with new turbines that are within the FAA height restrictions or by using up to 70 of the Vestas V15 wind turbines that may be available after the Mesa II project repower.

For the three months ended March 31, 2012, total operating sales from the Windridge generating facility decreased by 42% to $8,367, compared to total operating sales of $14,507 for the comparative period. This decrease in revenues can largely be attributed to a 34% decline in SRAC prices to $27.20/MWh compared to $41.08/MWh a year ago. In addition, lower year-over-year winds caused a 16% decline in generation to 293MWh (March 31, 2011 - 350MWh). Management expects production to increase at Windridge for the second quarter of 2012, as California moves into its higher wind season.

Under Construction

Yabucoa Project – 30MW

The Yabucoa Solar Project is a 30MW AC photovoltaic (“PV”) project in the Municipality of Yabucoa, Commonwealth of Puerto Rico. Energy and green credits from the project will be sold to the Puerto Rico Electric Power Authority (“PREPA”) under a 20-year Renewable Power Purchase and Operating Agreement that also provides for direct interconnection in close proximity to the project site. The project is located on land leased from the Puerto Rico Land Authority (“PRLA”) for 40 years.

Page | 4

On February 25, 2011, we signed a 30MW solar PPA with PREPA for a term of 20 years commencing on the commercial operations date and providing an energy payment and green credits payment.

On December 29, 2011, the Company entered into a Module Supply Agreement ("MSA") with REC Solar U.S., LLC for the purchase of solar modules totaling approximately 42MW DC (30MW AC) for its Yabucoa Project, in Puerto Rico. On December 29, 2011, the Company took delivery of an initial 12MW in solar modules to ensure the Company exceeded the minimum 5% safe harbor provision of Section 1603 of the ARRA, for the U.S. Department of the Treasury cash grant program. In conjunction with the MSA, we signed a promissory note with REC U.S. Holdings, Inc. for $12,006,600. The note bears interest of three percent per annum. The note and accrued interest are due on May 31, 2012. The Company is currently negotiating an extension of the due date until receipt of construction and term financing from third party lenders. The promissory note will be repaid upon financial close. The full amount of the promissory note was used to purchase an initial 12MW of solar modules.

On August 17, 2010, the Company entered into a 40-year land lease agreement with the PRLA. The Project site is located in the municipality of Yabucoa, in southeast Puerto Rico, approximately 45 miles southeast of San Juan and 2 miles inland from the Caribbean Sea. The site is a former agricultural site, surrounded by former and current brownfield industrial sites. The site is an irregular rectangle approximately 400 acres in size and located northeast of the municipality of Yabucoa and contains three water wells and no major buildings or improvements.

The Company engaged Rabobank as its exclusive financial advisor to provide financial advisory services in connection with the potential placement of debt financing for the Yabucoa project. The Company is currently in an advanced stage of obtaining project financing and continues to negotiate the final terms with the Company's lenders.

The Company chose Black & Veatch Corporation as the independent engineer for our Yabucoa Project. Black & Veatch Corporation is currently in an advanced stage of finalizing their report.

The Company has capitalized $2,347,566 in power project development and construction costs for the three months ended March 31, 2012.

Under Development

Mesa Repower – Late Stage Development

The Company is updating its environmental assessments required to repower the Mesa Wind 30MW project. When the environmental assessments are completed (expected 2013) the company will update its previous plan of development to the BLM before the expiry of its existing PPA with SDG&E on December 31, 2013. Once the Company has obtained a new PPA, the Company intends to repower the Mesa project at the expiry date of the existing PPA.

Western Wind continues to retain a $500,000 interconnection financial security deposit with SCE for the Mesa repower. As part of the interconnection application for the Mesa repower, the Company received a system facilities study from SCE stating that the 30MW repower would require minimal system upgrades. Since the interconnection study has been completed, at a much lower cost than anticipated and the Company is expecting the unused deposit to be refunded in the second quarter of 2012.

Windswept Project – Early Stage Development

The Company has secured approximately 571 contiguous acres near Tehachapi, California just west of Windstar, through land purchases and ground leases to pursue the development of an additional wind and/or solar generating facilities project. We are testing the wind and solar resource to confirm suitability, and working on acquiring or leasing additional contiguous land parcels to increase the capacity of the Windswept project.

The Windswept Project is still subject to obtaining wind energy zoning from Kern County, a PPA, interconnection to SCE’s new Tehachapi renewable energy transmission system, financing, and other development milestones.

Snowflake Project – Early Stage Development

On February 22, 2011, the Company entered into a ground lease with Rocking Chair Ranch, Inc. for 10,888 contiguous acres in Navajo County, Arizona, and may secure up to approximately 22,000 acres in the future, to pursue the development of a wind and/or solar energy project. The lease extends for a period of up to 30 years.

Three meteorological towers were erected to test the wind resource at the Snowflake Project on February 12, 2012. The Company has commenced work to confirm environmental and transmission suitability and economic feasibility.

Page | 5

Assuming the project is feasible, construction of the Snowflake Project is still a few years away and is subject to obtaining wind energy zoning from local authorities, a PPA, an interconnection agreement, financing, and other development milestones.

Ontario Project – Terminated

In 2007, the Company began seeking solar energy projects in Ontario, Canada. Under the Ontario Power Authority’s Standard Offer Program, renewable energy projects that are 10MW or less can interconnect with the local distribution system, provided there is sufficient distribution capacity. Such eligible projects are then paid a standard price of $443 per MWh, commonly known as a “feed-in” tariff.

On August 3, 2010, the Company filed one feed-in tariff (“FIT”) application with the Ontario Power Authority (“OPA”) in relation to the aforementioned option to lease agreement, and deposited a refundable $200,000 financial security deposit in accordance with the FIT application requirements. The Company withdrew its FIT application, and the $200,000 deposit was refunded on April 19, 2012.

New Projects

As part of the Company’s development initiative, the Company previously entered into an agreement with an independent meteorological consultant to acquire proprietary wind data for sites that may be developed into generating facilities. These potential projects are at an early stage of development. The Company is carrying out preliminary due diligence to determine the feasibility of these sites for wind and/or solar energy development, and if feasible, acquiring the land by purchase or lease.

DEVELOPMENT STRATEGY

The Company acquires and develops sites or existing wind and solar projects based on the following criteria:

  Satisfactory wind/solar and/or resources to justify a commercial renewable energy facility;

  Access to transmission facilities with sufficient available capacity;

  Permitting and zoning policies that allow wind or solar farm development;

  Satisfactory environmental and archeological studies;

  Satisfactory terrain and geographic features that do not impede development;

  Regional support for renewable energy from the local population;

  Local political support for wind/solar power development;

  Adequate incentives at the federal and state levels, including federal and state tax credits and other financial incentives;

  Projected electricity prices; and

  Growing demand for electricity.

The Company has internal consultants as well as third party consultants who are experienced in assessing wind and solar resources, completing the necessary development programs to build wind or solar projects and perform development activities. The Company will continue to focus its attention on states/territories/provinces that have renewable energy portfolio standards.

Revenue Strategies

Revenue from the Company’s wind and solar energy generating facilities in the U.S. comes from the sale of electricity. Electricity prices vary due to the demand for electricity, competing electricity sources, and support for renewable energy. The Company continues to focus on markets that provide the highest potential returns, primarily states with Renewable Portfolio Standards, high PPA prices and long term PPA’s being 20 years.

Financing Strategies

The Company plans to continue raising capital through institutional sources, such as those that financed Windstar and Kingman, as they are experienced in power project financing, to finance the construction and operation of wind and solar energy facilities. These financial sources are familiar with the operation of power generating facilities and their potential operating and construction risks. The amount of project debt available depends upon the projected cash flow, the existence of a long-term PPA with credit-worthy utilities, the wind/solar assessment report, the identity of the turbine supplier and the general contractor, and the interest rates existing when funds are drawn down.

The Company’s primary financial strategy is to minimize dilution by only issuing shares at the corporate level if the overall shareholder dilution is less than selling an interest in certain projects to raise the equity required to finance project development.

Page | 6

SELECTED QUARTERLY INFORMATION

		Three Months Ended March 31
		2012	2011
Total revenues		$4,883,077	$511,350
Net loss		$(647,130)	$(398,098)
Earnings (loss) per share
-	Basic	$ (0.01)	$ (0.01)
-	Diluted	$ (0.01)	$ (0.01)
Weighted average commons shares outstanding
-	Basic	62,067,244	51,664,697
-	Diluted	62,067,244	51,664,697

NON-GAAP PERFORMANCE MEASURES

Reconciliation of Adjusted EBITDA and Adjusted Operational EBITDA to Net Loss

Adjusted EBITDA, Adjusted Operational EBITDA, Adjusted EBITDA per share, and Adjusted Operational EBITDA per share are non-GAAP performance measures that management uses to assess the amount of cash generated by the Company, and to measure the operating performance of the Company, excluding the effects of interest, income taxes, depreciation and amortization, and other expenses or income. Management measures performance, excluding these items, as they may be non-cash, unusual in nature, project development related, and/or are not factors used by management for evaluating the operating performance of the Company. Adjusted EBITDA, Adjusted Operational EBITDA, Adjusted EBITDA per share, and Adjusted Operational EBITDA per share, are not recognized measures under GAAP, and therefore, may not be comparable with those presented by other reporting issuers. Further, Adjusted EBITDA and Adjusted Operational EBITDA is not intended to be representative of cash flows from operating activities or the results of operations as determined in accordance with GAAP. However, the Company believes that these measures are important, as they provide management and the reader with additional information about its operating, project development and cash generating capabilities, and facilitates the comparison of results over different periods.

The following table is derived from, and should be read in conjunction with, the condensed interim consolidated financial statements. Adjusted EBITDA, and Adjusted EBITDA per share, are calculated as follows:

		Three Months Ended March 31
		2012	2011
Net loss		$(647,130)	$(398,098)
Add (deduct):
Deferred income tax recovery		(147,228)	(404,533)
Current income tax expense		37	-
Mark-to-market (gain) loss on Canadian dollar denominated warrants		(170,323)	(834,472)
Interest income		(4,414)	(4,711)
Other income		(231,740)	-
Interestexpense		1,798,381	106,088
Depreciation and amortization		1,292,296	235,402
Stock-based compensation expense		423,464	404,190
Adjusted EBITDA		$2,313,343	$(896,134)
Project development net of stock-based compensation		$384,454	$364,398
Adjusted Operational EBITDA		$2,697,797	$(531,736)
Adjusted EBITDA per share
-	Basic	$ 0.04	$ (0.02)
-	Diluted	$ 0.04	$ (0.02)
Adjusted Operational EBITDA per share
-	Basic	$ 0.05	$ (0.01)
-	Diluted	$ 0.05	$ (0.01)
Weighted average commons shares outstanding
-	Basic	62,067,244	51,664,697
-	Diluted	62,067,244	51,664,697

Page | 7

RESULTS OF OPERATIONS

Revenues

For the three months ended March 31, 2012, operating revenues increased by 855% to $4,883,077, compared to operating revenues of $511,350 for the same period in 2011. This increase in operating revenues was driven by a 199% increase in energy production to 38,260MWh for the three months ended March 31, 2012 (March 31, 2011 - 12,817MWh), due to the additional energy production and sales from the newly operational Windstar and Kingman generating facilities.

Operating expenses

Operating expenses includes operations and maintenance costs, property taxes, ROW fees, insurance, electricity costs, and overhead associated with operating the Company’s generating facilities. Operating expenses increased 248% to $1,290,181 for the three months ended March 31, 2012 and was 27% of revenues compared to $370,592 for the three months ended March 31, 2011 and 73% of revenues in the comparative period. This year-over-year increase in operating expenses resulted from the addition of the newly operational Windstar and Kingman generating facilities.

General and administration

	Three Months Ended March 31
	2012	2011
Professional fees	$197,443	$119,133
Salaries, consulting and directors’ fees	363,998	311,840
Stock-based compensation	290,949	282,017
Travel and automotive	130,399	114,211
Advertising and promotion	29,826	31,080
Office and secretarial	115,468	77,560
Public company costs	57,562	19,027
	$1,185,645	$954,868

General and administration costs increased 24% to $1,185,645 for the three months ended March 31, 2012, compared to $954,868 for the comparative period. This increase can largely be attributed to the following:

  Professional fees increased 66% to $197,443 for the three months ended March 31, 2012, due to the expanded scope of outside consulting and legal services for regulatory compliance.

  Salaries, consulting and directors’ fees increased 17% to $363,998 for the three months ended March 31, 2012, as additional employees were hired to support growth resulting from the Windstar, Kingman, and Yabucoa projects in 2012.

  Office expenses increased 49% to $115,468 for the three months ended March 31, 2012, due to the need for increased floor space at the Company’s Vancouver head office, to accommodate additional staff, and the corresponding increase in office rental and insurance costs.

  Public company costs increased 203% to $57,562 for the three months ended March 31, 2012, due to the addition of an investor relations consultant.

Project development

	Three Months Ended March 31
	2012	2011
Consulting fees	$198,235	$242,070
Stock-based compensation	132,628	122,173
Project costs	126,042	65,411
Travel and automotive	14,014	20,598
Office and secretarial	46,163	36,319
	$517,082	$486,571

Page | 8

Project development costs increased 6% to $517,082 for the three months ended March 31, 2012, compared to $486,571 for the comparative period. This increase can largely be attributed to the following:

  Consulting fees decreased 18% to $198,235 for the three months ended March 31, 2012, due to a year-over-year decline in the number of consultants used by the Company.

  Project costs increased 93% to $126,042 for the three months ended March 31, 2012, due to the costs associated with the decommissioning costs of our met towers at our terminated Barstow project.

Depreciation and amortization

Depreciation and amortization expense increased 449% to $1,292,296 for the three months ended March 31, 2012, compared to $235,402 for the comparative period, as the Windstar and Kingman generating facilities were placed into operation on September 24, 2011 and March 12, 2012, respectively, and commenced depreciation and amortization.

Interest expense

Interest expense for the three months ended March 31, 2012, increased 1595% to $1,798,381 compared to $106,088 for the comparative period. The significant increase in interest expense for the three months ended March 31, 2012, is attributable to interest on corporate debt, and the interest associated with the Windstar and Kingman generating facilities.

Other income

The Company recorded other income of $231,740 for the three months ended March 31, 2012. This is primarily attributed to the recognition of $116,555 in deferred income from the Kingman cash grant receipt over the generating facilities life of 20 years.

Mark-to-market gains on Canadian dollar warrants

Mark-to-market gains on the Company’s Canadian dollar denominated warrants for the three months ended March 31, 2012 were $170,323, compared to gains of $834,472 for the three months ended March 31, 2011. The mark-to-market gains for the three months ended March 31, 2012, is attributable to the appreciation of the Canadian dollar, offset in part by the issuance of warrants as part of the January 20, 2012 private placement.

Income tax recovery

The Company’s deferred income tax recovery was $147,228 for the three months ended March 31, 2012, compared to a recovery of $404,533 for the comparative period.

Comprehensive loss

Comprehensive loss was $318,764 ($549,241 – March 31, 2011) for the three months ended March 31, 2012, and was comprised of the following items:

  A net loss of $647,130 ($398,098 – March 31, 2011) for the three months ended March 31, 2012;

  Mark-to-market gains on the Kingman interest rate swaps totaling $416,992 ($57,396 – March 31, 2011) for three months ended March 31, 2012, resulting from the fact that seven-year swap rates increased marginally during the quarter;

  Unrealized foreign exchange losses of $88,626 ($208,539 – March 31, 2011) on translation of the Canadian parent company for the three months ended March 31, 2012, stemming from the appreciation of the Canadian dollar vis- à-vis the U.S. dollar.

Page | 9

SUMMARY OF QUARTERLY RESULTS

			Net Income (loss)
	Total	Net Income (loss)	Per Share
US GAAP	Revenues	by Quarter	Basic and Diluted

Q1 2012	$4,883,077	$(647,130)	$(0.01)
Q4 2011	948,550	(1,700,805)	(0.03)
Q3 2011	747,280	(1,581,610)	(0.02)
Q2 2011	1,047,212	(1,234,965)	(0.02)
Q1 2011	511,350	(398,098)	(0.01)
Q4 2010	383,628	2,894,964	0.05
Q3 2010	826,896	(640,327)	(0.01)
Q2 2010	936,263	(648,326)	(0.01)

The Company’s quarterly revenues are subject to seasonality. During the winter period in California, lower wind resources commonly occur, and therefore, the Company is subject to lower sales revenues during the first and fourth quarter of each fiscal year. The California spring and summer months typically generate much higher wind resources, leading to higher sales revenues for the Company in the second and third quarter of each fiscal year. During the winter period in Arizona, higher wind resources commonly occur, acting as a hedge against lower resource months in California. The significant increase in revenues for Q1 2012 is due to the additional revenues from Windstar and Kingman.

The Company’s quarterly net income or loss has fluctuated widely over the past eight periods. While, the seasonality of the Company’s revenues can explain part of the fluctuations, the remaining variances in 2011 can largely be attributed to the significant increase in project construction monitoring costs and general and administration costs to support the Company’s continued growth. Similarly, project development costs throughout 2011 exhibited significant year-over-year growth as the Company’s development projects progressed.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2012, the Company had a cash balance of $272,725 and $34,090,739 in restricted cash reserved for the Windstar and Kingman generating facilities, compared to a cash balance of $429,583 and $47,015,675 of restricted cash as at December 31, 2011. The restricted cash balance is reserved solely for project and operational costs related to the Windstar and Kingman generating facilities, respectively, and are held in restricted escrow accounts. On a monthly basis, the Company applies for the funds to be released from the escrow accounts to pay for specified construction and operational costs.

The Company’s working capital was negative $109,028,754 as of March 31, 2012 (negative $102,481,507 at December 31, 2011). This negative working capital balance primarily relates to the project mezzanine financing being the Windstar Rabo financing of $54,715,858 and deferred financing of $15,488,574. The receipt of the Windstar cash grant proceeds (amount submitted on March 22, 2012 for approval being $90,556,707) will be used to repay the Windstar Rabo and deferred financing, and the Company will use the excess cash grant to repay the corporate bridge loans of $19,759,288 as they become due. The REC promissory note of $12,006,000 is due on May 31, 2012 and will be repaid upon financial close from our anticipated construction and term financing for our Yabucoa project. The Company is currently negotiating an extension of the due date until receipt of construction and term financing from third party lenders.

Cash generated from our Mesa and Windridge operations will be used to fund general and administration costs and project development expenditures, until the Company is in receipt of the Windstar cash grant or first distributions from our Kingman (expected June 30, 2012) and Windstar projects are received (expected October 31, 2012).

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

Page | 10

TRANSACTIONS WITH RELATED PARTIES

The following expenses were accrued/paid to directors, officers, a significant shareholder, and the spouse of a director of the Company:

	Three Months Ended
	March 31

	2012	2011
Directors’ fees	$37,466	$22,819
Management fees	331,332	288,302
Bonuses	-	50,708
Office and secretarial	8,992	9,127
	$377,790	$370,956

(a)	As at March 31, 2012, the Company had an accounts receivable of $51,936 (March 31, 2011 - $13,240) from the Chief Executive Officer of the Company.

(b)	As at March 31, 2012, the Company advanced directors fees of $7,508 (March 31, 2011 - $Nil).

CRITICAL ACCOUNTING ESTIMATES

The Company’s condensed interim consolidated financial statements and notes thereto are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates, judgments, and assumptions are based upon information available to us at the time that they are made. There may be material differences between these estimates, judgments or assumptions and actual results.

The critical accounting estimates are as follows:

Since the determination of many assets, liabilities, revenues and expenses are dependent upon future events, the preparation of these condensed interim consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgment. The critical accounting estimates are as follows:

(a)

The Company has allocated the purchase price of property, equipment, goodwill, deferred income taxes and other intangible assets based on the estimated fair market values of the assets and liabilities acquired.

(b)	The Company has recorded asset retirement obligations, based on estimates of the cost to remediate the Mesa and Kingman project sites at future dates.

(c)	The Company has performed impairment testing on the amounts recorded as goodwill and power project development and construction costs.

(d)	The Company has amortized the cost of wind turbines and towers, other generating facilities, meteorological towers, furniture and equipment and PPAs over their estimated lives.

(e)

The Company has recorded stock based compensation, on its employee and consultant options, using the Black- Scholes Pricing Model, which requires an assumption of the risk-free rate, expected lives of the stock options, and their related volatilities.

(f)

The Company has performed a forecast using estimates for revenues, expenses, and foreign exchange rates for the operations and the projects currently undertaken in assessing the appropriateness of the Company’s going concern assumption.

(g)	The Company has allocated development costs based on estimates provided by our contractors on their time spent on each project.

(h)	The Company records deferred income taxes based on estimated differences in the net book values and tax values of its tangible and intangible assets, and the valuation allowance.

(i)

The Company has recorded and remeasured, each period-end, its Canadian dollar warrants using the Black-Scholes Pricing Model, which requires an assumption of the risk-free rate, expected lives of the warrants, and their related volatilities.

Page | 11

CHANGES IN ACCOUNTING POLICIES

New accounting pronouncements effective in the current period

Accounting for Fair Value Measurement

On May 12, 2011, FASB amended authoritative accounting guidance regarding fair value measurement and disclosure requirements. The amendment prohibits the application of block discounts for all fair value measurements, permits the fair value of certain financial instruments to be measured on the basis of the net risk exposure and allows the application of premiums or discounts to the extent consistent with the applicable unit of account. The amendment clarifies that the highest-and-best use and valuation-premise concepts are not relevant to financial instruments. Expanded disclosures are required under the amendment, including quantitative information about significant unobservable inputs used for Level 3 measurements, a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in unobservable inputs disclosed, a discussion of the Level 3 valuation processes, any transfers between Levels 1 and 2 and the classification of items whose fair value is not recorded but is disclosed in the notes. The amendment is effective prospectively during interim and annual periods beginning after December 15, 2011 (January 1, 2012 for the Company). The adoption of this amendment did not have a material effect on the Company's financial statements.

Presentation of Comprehensive Income

On June 16, 2011, FASB issued new accounting guidance that revises the manner in which entities present comprehensive income in their financial statements.  The new guidance requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.  The new guidance does not change the items that must be reported in other comprehensive income and does not affect the calculation or reporting of earnings per share.  The amendment is applicable retrospectively effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (January 1, 2012 for the Company).  However, on December 23, 2011, the FASB issued new guidance that postpones indefinitely the application of certain provisions of the guidance issued in June 2011.  The requirement to present reclassification adjustments out of accumulated other comprehensive income by component will be further deliberated by the FASB.  The adoption of this amendment did not have a material effect on the Company's financial statements.

The following table presents the retrospective application of the updated ASC guidance on presentation of comprehensive income for the years ended December 31, 2011 and 2010:

Western Wind Energy Corp.
Consolidated statements of comprehensive loss
Years ended December 31, 2011 and 2010
(Expressed in U.S. dollars)
	2011	2010
	$	$

Net Loss	(4,915,478)	568,783

Other items of comprehensive (income) loss:
Currency translation adjustment of foreign operations	25,070	807,049
Change in fair value of interest rate swaps	1,558,793	476,141
Comprehensive Loss	(6,499,341)	(714,407)

FINANCIAL INSTRUMENTS

Categories of financial assets and liabilities

All financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held-for-trading assets and liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Changes in unrealized gains and losses on held-for-trading financial instruments are recognized in the statements of operations. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to the statements of operations when the asset is disposed of or impaired. The other categories of financial instruments are measured at amortized cost using the effective interest method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are recorded to the balance sheet as deferred charges.

The Company has made the following classifications:

  Cash and restricted cash are classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

  Accounts receivable, refundable tax credits, prepaid expenses, and deposits are classified as loans and receivables and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method; and

Page | 12

  Accounts payable, accrued liabilities, accrued interest liabilities and loans payable (including current portion) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method.

  Warrants are classified as held for trading and are measured at the fair value at each reporting date using the Black-Scholes pricing model.

  Interest rate swap derivatives are currently classified as held for trading and are remeasured at the fair value at each reporting date using valuations obtained from the counterparty, which have been assessed by management as reasonable.

The carrying values of accounts receivable, refundable tax credits, prepaid expenses, deposits, accounts payable, accrued liabilities and accrued interest approximate their fair value at March 31, 2012 and December 31, 2011 due to their short-term nature and management’s expectations that interest rates, if any, approximate current market conditions. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with a large utility customer in California having a credit rating of A-2 by S&P, and a large utility customer in Arizona having a credit rating of Ba1 by Moody’s. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities are exposed to interest rate risk. The Company mitigates this risk by fixing certain interest rates upon the inception of the debt. The effective and fair value interest rates for loans payable, other than the senior secured notes, are estimated to be the same and for the senior secured notes are substantially the same as at March 31, 2012. Therefore, the carrying value of the loans payable reflects the amortized value.

Derivative instruments and hedging activities

The Company uses interest rate swap contracts to manage its exposure to fluctuations in interest rates over the eighteen year period of the floating rate portion of the long-term debt related to the Kingman project. These contracts are carried at fair value which was determined based on valuations obtained from the counterparty, which have been assessed by management as reasonable.

Credit risk, liquidity risk and interest rate risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with large utility customers, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, restricted cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 12 and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities, consisting of accounts payable, accrued liabilities and accrued interest liabilities are expected to be realized within one year. In accordance with the Kingman credit agreement, in order to be eligible to make distributions, the Company must maintain a debt service coverage ratio of at least 1.20 to 1.00 on each calculation date. The Company’s first calculation date being June 30, 2012, and semi-annually thereafter. As of March 31, 2012, the Company has not made any distributions. This risk management strategy is unchanged from the prior year.

The Company is exposed to interest rate risk through its variable rate Kingman term loan. This risk is partially mitigated through two interest rate swap contracts. As Windstar is currently under construction, all interest related to the variable rate debt is being capitalized as finance costs and has no effect on net earnings or equity until construction completion. Based on balances as at March 31, 2012, a 10 basis point change in interest rates would have changed power project development and construction costs and accrued interest by $259,000.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

Page | 13

Fair value hierarchy

As of March 31, 2012, the undernoted were reported at fair value.

	Level 1	Level 2	Level 3	Total
	$	$	$	$

Cash	272,725	-	-	272,725
Restricted cash	34,090,739	-	-	34,090,739
Interest rate swap contract	-	(1,617,942)	-	(1,617,942)
Warrants	-	(5,454,876)	-	(5,454,876)
	34,363,464	(7,072,818)	-	27,290,646

The Company uses two interest rate swap contracts to manage its exposure to fluctuations in interest rates over the 18 year period of the floating rate portion of the long-term debt related to the Kingman project. This contract is carried at fair value which was determined based on valuations obtained from the counterparty, which have been assessed by management as reasonable.

The fair value of the Company’s warrants for the three months ended March 31, 2012, were estimated using the Black-Scholes pricing model (Note 14).

CHANGES IN INTERNAL CONTROLS

Management assessed the effectiveness of the Company’s internal controls over financial reporting for the year ended December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework for Smaller Public Companies. Based on this assessment, management concluded that our internal controls over financial reporting were effective based on those criteria.

No other changes in the Company’s internal controls, or other factors that have materially affected, or are reasonably likely to materially affect these controls, have occurred during the period ended March 31, 2012.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any system of controls and procedures over financial reporting and disclosure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Page | 14

Commitments and CONTRACTUAL OBLIGATIONS

The commitments and contractual obligations as at March 31, 2012 are as follows:

	Total	2012	2013	2014	2015	2016	Thereafter (1)
	$	$	$	$	$	$	$

Long term debt (a)	321,975,384	103,477,083	10,152,674	8,332,163	7,969,096	8,481,764	183,562,604
Right of way agreement (b)	842,793	112,762	144,852	145,412	145,989	146,583	147,195
Office leases (c) (d)	793,454	126,451	160,101	154,467	161,987	163,241	27,207
Management contract (e)	1,415,260	170,693	234,420	241,452	248,696	256,157	263,842
Operations and maintenance
agreement (f) (g)	11,360,800	232,550	334,650	2,533,400	2,753,400	2,753,400	2,753,400
Interconnection agreement (h)	4,500,000	2,000,000	-	-	-	-	2,500,000
Dark fiber lease (i)	46,984	7,355	7,539	7,728	7,921	8,119	8,322
Decommission funding (j)	742,595	-	148,519	148,519	148,519	148,519	148,519
Land lease (k)	803,436	121,406	171,406	146,406	121,406	121,406	121,406
Vehicle Leases (l)	172,803	48,343	64,458	57,568	2,434	-	-
	342,653,509	106,296,643	11,418,619	11,767,115	11,559,448	12,079,189	189,532,495
(1)Assumes annualized payment for (b) through (l)

(a)	Long term debt

i.	Windstar senior secured notes

The Company entered into a $204,459,000 Senior Secured Note Purchase Agreement with various institutional lenders to finance the Windstar project. Term conversion of the Senior Secured Notes occurred on April 30, 2012. In accordance with the Note Purchase Agreement, all Series A, B and C notes were exchanged for Series D notes, with interest payable quarterly at a rate of 7.19% per annum. Repayments of interest and principal will begin on July 31, 2012.

ii.	Windstar bridge financing

The Company signed a financing agreement with Rabobank to finance the Windstar project for up to $55,000,000 in the form of a letter of credit (“LC”). Interest on amounts drawn from the LC is based on LIBOR plus the applicable margin. An LC fee is also charged on the undrawn portion of the LC. Interest and the LC fee are due monthly. The loan matures on the date upon which Windstar receives the U.S. Department of Energy cash grant described below but no later than July 31, 2012. As at March 31, 2012, Rabobank had funded $54,715,848 of the LC (December 31, 2011 - $51,013,346). Pursuant to this agreement the Company will pay a construction loan commitment fee of 0.625% per annum on the daily average unutilized construction loan commitment. The fee is due quarterly.

iii.	Corporate bridge financing

During the period ended March 31, 2012, the Company renewed two of its corporate loan agreements, originally entered into on January 15, 2010. The loans including outstanding interest were renewed on January 15, 2011 and renewed again on January 15, 2012. The $2,930,550 loan bears interest at 20% per annum, and the $778,287 loan bears interest at 25% per annum. Both loans mature on January 15, 2013.

The Company originally entered into two corporate loan agreements in December 2010, both of the loans including outstanding bonuses and interest were renewed in December 2011 and mature in December 2012. The $6,634,233 loan bears interest at 20% per annum, and the $5,070,840 loan bears interest at 25% per annum.

On November 14, 2011, the Company signed a corporate promissory note agreement with an institutional investor for $2,000,000. The note carries a $220,000 upfront fee payable at maturity. The principal amount of the note and the upfront fee bear interest at 12% per annum, compounded monthly. The promissory note matures on November 13, 2012.

The Company originally entered into a corporate loan agreement on June 30, 2010, the loan including outstanding interest was renewed on June 30, 2011 and matures on June 30, 2012. The $2,209,426 loan bears interest at 12% per annum, and includes a bonus of $243,037 payable at maturity.

Page | 15

All corporate loan agreements allow for early repayment by the Company, without premium or penalty.

iv.	Kingman credit agreement

On December 20, 2010, the Company signed a credit agreement with Keybank National Association (“Keybank”). Under the agreement, Keybank provided the Company with a Construction Loan facility of up to $16,000,000. The proceeds from the loan are to be used solely to pay construction costs related to the Kingman project. Interest is paid at a rate per annum equal to the adjusted Eurodollar rate in effect and the applicable margin of 3.25%.

On December 23, 2011, the Construction Loan Facility was converted to a $16,000,000 Term Loan. As of the date of conversion, the applicable margin with respect of the Base Rate and Eurodollar Loans will increase by 0.25% on each three-year anniversary of the conversion date until final maturity date. The maturity date of the Term loan is 7 years from the conversion date and the loan will be amortized over 18 years.

v.	Deferred financing

The Company has entered into $15,488,574 of deferred financing with one of its project vendors. The Company has until the earlier of the receipt of the U.S. Department of Energy cash grant or 90 days after the initial operations date to repay the deferred financing balance, at which time the full balance will begin to accrue interest at 10% per annum, until repaid.

vi.	REC promissory note

On December 29, 2011, the Company signed a promissory note with REC U.S. Holdings, Inc. for $12,006,600. The note bears interest of three percent per annum up to March 31, 2012, and six percent per annum thereafter. The note and accrued interest are due on May 31, 2012. The Company is currently negotiating an extension of the due date until receipt of construction and term financing from third party lenders.

On December 29, 2011, the Company entered into a module supply agreement with REC Solar U.S., LLC for the purchase of solar modules totaling 42MW for use in construction of the Company’s Yabucoa, Puerto Rico solar project. The full amount of the promissory note was used to purchase an initial 12MW of solar modules.

vii.	Crane financing contract

The Wells Fargo Equipment Finance contract balance of $49,324 as at March 31, 2012 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

viii.	Vehicle financing

The Company financed the purchase of a vehicle, the contract balance was $49,518 as at March 31, 2012 and is secured by the vehicle and is repayable in 48 blended monthly payments of $1,297 commencing on October 15, 2011, with interest at a rate of 5.49% per annum.

(b)

The Company has a BLM right-of-way that expires on September 22, 2037. The right-of-way requires annual payments based on the installed kilowatt (kw) capacity and BLM factors being the number of operational hours in the year, capacity factors, royalty percentages and sales price per kw. In addition, the Company has an obligation to remove foundations and equipment on the termination of the land right-of-way agreement.

The Company has a railway crossing and land lease agreement with BNSF Railway for its Kingman project, which expires in June 1, 2031. The agreement requires a $10,000 payment in the first year, followed by $1,800 payments per annum, for the railway crossing, and annual land lease payments are $15,794, both are subject to increases of 3% per annum for inflation.

(c)

The Company has a lease agreement for office space in Vancouver, B.C. that expires March 1, 2017. Total base rent for years 1 and 2 is C$7,968 per month, year 3 is C$8,264 per month, and years 4 and 5 is C$8,890 per month. Operating costs are approximately C$4,700 per month.

(d)	The Company has entered into a lease agreement for office space in Tehachapi, California that will expire July 2012. The base rent is $1,700 per month.

Page | 16

(e)

The Company has entered into an operations and maintenance agreement with Green Energy Maintenance Corp. (“GEM”) that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa and Windridge wind farms plus a management fee of $227,592 per annum. The agreement is renewable annually with 30 days’ notice from its December 15, 2012 renewal date.

(f)

The Company entered into an Operations and Maintenance Agreement with Gamesa for both the Windstar and Kingman projects. Gamesa will provide materials, supplies, consumables, equipment, and vehicles necessary for the operation and maintenance of the turbine equipment.

Starting the third year after the commencement date of the Windstar project, during the warranty period, the Company will pay an annual fixed fee of $44,000 per turbine for a period of five years. The fee shall be revised annually for inflation starting after the third year within the five year period. After the initial five year warranty period, an additional $25,000 per turbine will be added to the last annual fixed fee for an additional five year period.

During the warranty period for the Kingman project, the Company will pay an annual fixed fee of $59,000 per turbine for a period of two years.

(g)

On November 30, 2010, the Company entered into an Asset Management and Operations and Maintenance Agreement with Green Energy Maintenance Corp (“GEM”) related to the Windstar project. GEM will serve as asset manager for Windstar. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of $75,000 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months from the date on which GEM occupies the project site.

On December 17, 2010, the Company entered into an Asset Management and Operations and Maintenance Agreement with GEM related to the Kingman project. GEM will serve as manager and administrator and operation and maintenance provider for Kingman. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of $38,400 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months from the date on which GEM occupies the project site and will automatically extend annually, for an additional year, until the expiration of the power purchase agreement unless the Company gives written notice to terminate.

(h)

On November 11, 2010, the Company entered into a Common Facilities Agreement with Sky River, LLC for its Windstar project. Under this agreement, the Company is obligated to pay an operations and maintenance cost sharing and license fee. An initial payment of $2,000,000 is due 120 days after the initial operations date under the PPA and a second payment of $2,500,000 is due on the tenth anniversary of such date.

(i)

On September 6, 2011, the Company entered into a dark fiber license agreement with UNS Electric Inc. (“UNS”). Under the agreement UNS will license the Company to use their dark fiber strands for five years. The Company will pay a license fee of $400 per route mile for each fiber pair annually on September 6th for the 20 year life of the agreement with an increase of 2.5% each year.

(j)

Pursuant to item 15 of resolution 2007-404 from the Mohave County Board of Supervisors, the Company is required to maintain a letter of credit, bond or other appropriate form of security, in the amount of the full decommissioning cost net of salvage value, at the end of the life of the Kingman project. The Company received approval from the Mohave County Board of Supervisors to fund this security over the 20 year life of the project starting in year 2.

(k)

On February 22, 2011, the Company entered into a ground lease agreement with Rocking Chair Ranch, Inc., an Arizona corporation. The Company has paid an initial payment of $50,000 in March 2011 and will pay $50,000 on or before the first day of each anniversary of the effective date of February 22, 2011 during the feasibility development term as defined in the lease agreement. The lease may not be terminated by the Company during the first forty-two months of the lease.

The Company entered into a 527 acre ground lease agreement with eight parties for the Windswept project, in California. Under this agreement, the Company will pay a minimum of $121,406 per annum over the 30 year lease term.

(l)

In September 2011, the Company entered into a vehicle operating lease agreement, payable monthly over the 36 month lease term, with the lease expiring in October 2014. The Company entered into a second vehicle operating lease agreement in October 2011, payable monthly over the 36 month lease term, with the lease expiring in November 2014.

Page | 17

(m)

On December 17, 2010, in exchange for the Company receiving financing for its Kingman project the Company executed an Alliance Agreement providing RMT an exclusive first right of refusal to serve as the sole and exclusive EPC contractor on Western Wind’s’ next one hundred and fifty megawatts (150MW) of development of wind and solar powered electrical generation facilities in the U.S., U.S. territories, and Canada, not inclusive of the Windstar and Kingman Projects.

The Company’s contingencies are as follows:

As at March 31, 2012, the Company has nine employees, and remunerates all directors, and other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

Page | 18

OTHER MD&A REQUIREMENTS
Disclosure of Outstanding Share Data
Summary of Securities Issued During the Three Months Ended March 31, 2012

	Common	Common	Additional	Total	Warrants
	Shares	Shares	Paid in capital
	#	$	$	$	$
Balance, December 31, 2011	60,702,947	58,265,706	11,621,019	69,886,725	5,664,412
Cash transactions
Private Placement (1)	1,550,000	2,310,596	-	2,310,596	452,082
Finder’s Warrants (1)	-	-	-	-	63,291
Subscription Receivable	-	-	67,063	67,063	-
Exercise of warrants:
Warrants at $1.82 per share	29,694	56,672	-	56,672	(10,676)
Exercise of options
Options at $1.09 per share	75,000	153,528	(71,794)	81,734	-
	1,654,694	2,520,796	(4,731)	2,516,065	(209,536)
Non-cash transaction
Share-based payments	300,000	601,022	(590,087)	10,935	-
Stock-based compensation	-	-	423,464	423,464	-
Change in fair value of
Canadian dollar warrants	-	-	-	-	(714,233)
Balance, March 31, 2012	62,657,641	61,387,524	11,449,665	72,837,189	5,454,876

(1) Private placement of 1,550,000 shares at C$2.00 per unit, net of issuance costs of $230,628, warrants of $452,082, and finder’s warrants of $63,291.

Summary of Options Granted During the Period

No options were granted during the period.

Summary of Marketable Securities Held at March 31, 2012

No marketable securities held as of March 31, 2012.

Summary of Securities at March 31, 2012

Authorized Capital:	Unlimited common shares without par value, unlimited class A preferred securities without par value

Issued and outstanding:	62,657,641 common shares

Number and Recorded Value for Shares Issued and Outstanding

At March 31, 2012, the Company had 62,657,641 common shares outstanding having an average paid up value of $0.98 per share ($61,387,524).

At March 31, 2012, there were 62,657,641 common shares, 6,537,746 warrants, and 5,307,028 options outstanding.

At May 30, 2012, there were 62,731,056 common shares, 6,537,746 warrants, and 5,233,613 options outstanding.

Page | 19

Description of Options, Warrants, and Convertible Securities Outstanding as at March 31, 2012

		Exercise or
	Number or	Conversion Price
Type of Security	Amount	(CAD$)	Expiry Date
Stock Options	750,000	$1.54	November 8, 2012
Stock Options	1,308,977	$1.34	November 4, 2013
Stock Options	400,000	$1.34	December 15, 2013
Stock Options	300,000	$1.53	March 11, 2015
Stock Options (1)	2,215,051	$1.09	December 21, 2015
Stock Options	25,000	$1.45	March 7, 2016
Stock Options	85,000	$1.50	April 1, 2016
Stock Options	75,000	$1.50	June 30, 2016
Stock Options	75,000	$2.01	November 25, 2016
Stock Options	73,000	$1.11	June 24, 2019
	5,307,028

Warrants	782,250	$1.50	July 6, 2012
Warrants	84,052	$1.15	July 19, 2012
Warrants	382,241	$1.25	November 30, 2012
Warrants	28,507	$1.00	November 30, 2012
Warrants	3,000,000	$1.00	December 15, 2012
Warrants	372,259	$1.25	December 17, 2012
Warrants	4,937	$1.00	December 17, 2012
Warrants	1,000,000	$1.00	January 31, 2013
Warrants	775,000	$2.00	January 20, 2014
Warrants	108,500	$2.00	January 20, 2014
	6,537,746

1)	On April 11, 2012 - 61,415 Options were exercised for proceeds of $66,942. On April 12, 2012 - 12,000 Options were exercised for proceeds of $13,080.

Total Number of Shares in Escrow or Subject to Pooling Agreement

A total of 299,996 shares are held in escrow, pursuant to an escrow agreement dated April 29, 1999 as amended on October 26, 2007.

Additional information relating to the Company, including the Company’s Annual Information Form (AIF), is available on SEDAR at www.sedar.com.

ADVISORY ON FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains certain forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider other risks and uncertainties discussed in the Company’s required financial statements and filings.

Forward-looking statements in this Management’s Discussion and Analysis include references to:

  The Company’s expectation of receiving the cash grant from the U.S. Department of the Treasury for its Windstar generating facility.

  The Company’s expectation that the Yabucoa Solar project will qualify for the minimum 5% safe harbor provision of Section 1603 of the American Recovery and Reinvestment Act of 2009.

  The Company’s expectation of full production and availability from our 120MW project in the quarter ending June 30, 2012.

Page | 20